UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Hawker Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42012W 107
(CUSIP Number)

326 S. Pacific Coast Highway, Suite 102 Redondo Beach, CA 90277
(310) 316-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12 , 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42012W 107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Charles William Moore III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0323% (2)
14	TYPE OF REPORTING PERSON IN

(1)
The number of shares beneficially owned includes 9,500,000 shares issued and held in escrow by the Issuer pending future conditional release as determined by the Board, upon Issuer meeting certain milestones.

(2)
Applicable percentage ownership is based on 75,980,403 shares of Common Stock outstanding as of December 12, 2014. Any securities not outstanding but subject to warrants, options or other rights exercisable as of December 12, 2014, or exercisable within 60 days after such date, are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such warrants, options or other rights, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

CUSIP No. 42012W 107

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.001 per share, of Hawker Energy, Inc., a Nevada corporation, and amends the Schedule 13D filed on behalf of Charles William Moore III (“Moore”) on January 14, 2014 (the “Original Schedule 13D” and, together with Amendment No. 1 filed October 20, 2014, Amendment No. 2 filed November 18, 2014 and this Amendment No. 3, the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed to amend Item 3 and Item 5 of the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

1,500,000 shares of the Issuer were acquired by Moore on January 1, 2014 in consideration for the sale of all of Moore’s membership interests of Hawker Energy, LLC, a California limited liability company (“Hawker”), to the Issuer, pursuant to the Issuer’s exercise of its option to acquire all of the membership interests of Hawker under the terms of that certain Amended and Restated Option Agreement, dated November 20, 2013 (the “Option Agreement”), by and among the Issuer, Darren Katic (“Katic”) and Moore.

On October 10, 2014, 16,500,000 shares of Common Stock were issued to Moore under the Option Agreement. Of those shares, 9,500,000 of the shares will be held in escrow (the “Escrow Shares”), to be released as follows: (i) 5,000,000 Escrow Shares will be released upon completion of a transaction resulting in Issuer ownership of oil and gas interests currently held by TEG Oil & Gas, Inc. located in the Tapia Field, Los Angeles County, California, and (ii) 4,500,000 Escrow Shares will be released upon completion, on or before December 31, 2017, of any one of the transactions evaluated by Hawker prior to January 1, 2014, including a transaction resulting in Issuer ownership of oil and gas lease interests in any one of the following unique oil fields: Cat Canyon (leases Tognazzini, Wickenden, Los Alamos, GWP, and those immediately adjacent to, in each case, in Santa Barbara County), Santa Maria (T 11N, R 36W extending southeast through T9N R33W in Santa Barbara County), Casmalia (leases Tompkins, Peshine, and those immediately adjacent to, in each case, in Santa Barbara County), North Lost Hills (Sections 12 & 13, T25S, R19E, and Sections 7 & 18, T25S, R 20E, totaling 1,500 acres in Kern County CA), Maricopa (McFarland and Jameson leases totaling 40 acres in Kern County), Pine Meadows (Section 1 Township 31 South Range 22E in Kern County) or Torrance (Joughin and South Torrance Units in totaling 900 acres in Los Angeles County).

On December 12, 2014, Moore transferred 500,000 shares of Common Stock to Kristian Andresen as compensation for services provided to the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of December 12, 2014, Moore was the beneficial owner of 17,500,000 shares of Common Stock, which represents approximately 23.0323% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on 75,980,403 shares of Common Stock issued and outstanding as of the December 12, 2014.

CUSIP No. 42012W 107	SCHEDULE 13D

As of the date hereof, Moore has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Option Agreement.

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Charles William Moore III	0	17,500,000	0	17,500,000

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 42012W 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22 , 2014	/s/ Charles William Moore III
Charles William Moore III, an individual